

Mail Stop 4628

June 24, 2016

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8530 Wilshire Blvd., Suite 450
Beverly Hills, California 90211

> **Re:** **Barfresh Food Group, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Response Dated June 2, 2016**
> **Supplemental Materials dated June 7, 2016**
> **File No. 333-203340**

Dear Mr. Delle Coste:

We have reviewed your June 2, 2016 response to our comment letter and supplemental materials submitted pursuant to Rule 83 and Rule 418 on June 7, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2016 letter.

Prospectus Summary, page 1

1.   In response to our prior comment 2, we note the materials supplementally provided under separate cover pursuant to Rule 418. After our review of such material, it appears that additional information should be provided about your agreement with PepsiCo. Specifically, we note that additional disclosure concerning the extent of the exclusivity provision appears warranted, including how this agreement impacts your ability to independently pursue National Accounts, which you disclose as one of your two sales channels.

Exhibit, page 39

2. We have considered your response to our prior comments 1 and 2 and have taken into account the materials supplementally provided under separate cover pursuant to Rule 418. Based on our analysis, we continue to believe that your agreements with Sysco and PepsiCo are contracts upon which your business is substantially dependent and therefore should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you desire, in filing these contracts you may omit certain information pursuant to a Request for Confidential Treatment submitted pursuant to Rule 406 under the Securities Act of 1933. Please indicate at the appropriate place in the material filed that the confidential portion has been so omitted and filed separately with the Commission. A Confidential Treatment Request should cover only those words and phrases for which confidentiality is necessary and supported by FOIA and applicable Commission rules. For guidance, see Staff Legal Bulletin 1 and the addendum thereto, available on the Commission's website at https://www.sec.gov/interps/legal/slbcf1r.htm#n1a.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources